LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
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February 15, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susan Block

Dear Ms. Block:

Re:  Registration Statement on Form S-1 - SEC File #333-168337

We are in receipt of your letter dated January 27, 2012 concerning comments you have regarding our registration statement on Form S-1 that we filed on January 12, 2012. We provide the following responses to your concerns:

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2. PLEASE ADVISE AS TO THE STATUS OF YOUR CORPORATE CHARTER BEING REINSTATED OR REVISE YOUR FILING TO DISCLOSE THAT YOUR CHARTER HAS BEEN REVOKED. PLEASE ALSO PROVIDE US WITH AN ANALYSIS AS TO THE SECURITIES LAW IMPLICATIONS OF OFFERING STOCK IN A COMPANY THAT IS CURRENTLY NOT A VALID CORPORATION UNDER STATE LAW. PLEASE SPECIFICALLY ADDRESS THE ABILITY OF COUNSEL TO OPINE THAT THE SHARES ARE VALIDLY ISSUED.

     The Nevada Secretary of State has advised us that in order to reinstate our Charter, we must file the required documentation with original signatures. We are in the process of rectifying that now and should be reinstated shortly. Please note that we will not be offering stock in our company until such time as we are a valid corporation under Nevada law.

2. WE ALSO NOTE IN YOUR RESPONSE TO OUR PRIOR COMMENT 2 THAT YOU HAVE NOT SOLICITED ANY SALES OF YOUR COMMON STOCK SINCE THE REVOCATION OF YOUR CORPORATE CHARTER. PLEASE ADVISE AS TO WHAT SALES OF COMMON STOCK YOU HAVE SOLICITED, IF ANY, PRIOR TO THE REVOCATION OF YOUR CORPORATE CHARTER.

     We have not solicited any sales of our common stock since our incorporation, other than the sale of stock to our president, as disclosed in our registration statement.
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COVER PAGE

3. WHILE WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 6, THE LAST SENTENCE OF THE SECOND PARAGRAPH OF THE COVER PAGE APPEARS TO BE INCONSISTENT WITH YOUR RESPONSE. PLEASE ADVISE OR REVISE TO CLARIFY, AS YOU INDICATE ELSEWHERE ON THE COVER PAGE, THAT IF ALL OF THE OFFERED SHARES ARE NOT SOLD THEN THE FUNDS WILL BE RETURNED.

     We have revised the noted sentence to clarify that if all the 1,600,000 Lisboa shares offered pursuant to this prospectus are sold within 180 days from the effective date of the prospectus, all money received will be available to us and there will be no refund.

SUMMARY, PAGE 3

4. IN THE SUMMARY SECTION, PLEASE PROVIDE YOUR MONTHLY BURN RATE AND YOUR CURRENT CASH BALANCE AS OF THE MOST RECENT PRACTICABLE DATE. REVISE TO UPDATE YOUR CASH BALANCE ON HAND WITH ANY SUBSEQUENT AMENDMENTS. SIMILARLY REVISE UNDER "PLAN OF OPERATION," AT PAGE 33.

     We have disclosed in our summary section that as at February 15, 2012, our cash balance is approximately $3,900. Prior to completing our proposed offering, we anticipate that our quarterly burn rate will be approximately $2,500.

THE COMPANY, PAGE 3

5. PLEASE BRIEFLY DISCUSS THE SEASONAL NATURE OF THE BUSINESSES YOU ARE PLANNING TO OPERATE. WE NOTE THE DISCLOSURE AT PAGE 33 THAT A SHACK WOULD ONLY BE OPERATIONAL FROM MID-NOVEMBER THROUGH MID-APRIL.

     We have added the following disclosure:

     "If successful, our business would be operated on a seasonal basis, from mid-November to mid-April each year, during the busy tourist season in Goa."

6. WE NOTE YOUR DISCLOSURE IN THE FIFTH PARAGRAPH OF THIS SECTION THAT YOU ANTICIPATE OFFICE AND ADMINISTRATIVE COSTS OF ABOUT $7,000. THIS APPEARS INCONSISTENT WITH YOUR DISCLOSURE REGARDING YOUR OFFICE AND ADMINISTRATIVE COSTS IN OTHER SECTION OF THE PROSPECTUS SUCH AS IN THE SECOND FULL RISK FACTOR ON PAGE 10, THE USE OF PROCEEDS SECTION ON PAGE 14, THE FIFTH FULL PARAGRAPH ON PAGE 21 AND THE TABLE ON PAGE 34. PLEASE REVISE FOR CONSISTENCY THROUGHOUT THE PROSPECTUS OR ADVISE.

     We have revised our use of proceeds disclosure throughout our amended registration statement to ensure that the disclosure is consistent.

7. WE NOTE YOUR DISCLOSURE IN THE FIRST FULL PARAGRAPH ON PAGE 4 THAT YOU EXPECT TO GENERATE REVENUE OF APPROXIMATELY $1,085 IN 2011 FROM YOUR INTEREST IN THE SEAVIEW BEACH SHACK. THIS DISCLOSURE APPEARS INCONSISTENT WITH THE DISCLOSURE IN THE FIFTH FULL PARAGRAPH ON PAGE 21 THAT YOU WILL EARN $2,170 ON A 10% INTEREST IN AN EXISTING BEACH SHACK AND THE FIFTH FULL

                                       2
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     PARAGRAPH ON PAGE 22 THAT YOU HAVE NOT RECEIVED ANY DIVIDEND INCOME FROM
     SEAVIEW BEACH SHACK AND ELSEWHERE YOU INDICATE YOU HAVE HAD NO REVENUE TO DATE, SUCH AS ON PAGE 3. PLEASE ADVISE OR REVISE FOR CONSISTENCY OR ADVISE. WE ALSO NOTE THAT THE $5,650 TO ACQUIRE THE 10% INTEREST IN THE BEACH SHACK AS DISCLOSED IN THE FIFTH FULL PARAGRAPH ON PAGE 21 APPEARS INCONSISTENT WITH DISCLOSURE ELSEWHERE IN THE FILING THAT YOU PURCHASED THE 10% INTEREST IN THE SEAVIEW BEACH SHACK FOR $446. PLEASE REVISE FOR CONSISTENCY OR ADVISE.

     Given that we have disposed of our interest in the Seaview Beach Shack, we have removed all disclosure relating to anticipated revenue from operations. The Seaview Beach Shack did not distribute any income relating to its operations during the time that we held the 10% interest.

8. PLEASE ALSO REVISE THE FIRST FULL PARAGRAPH ON PAGE 4 TO STATE THERE IS NO GUARANTEE THAT YOU WILL GENERATE ANY REVENUES IN 2012 FROM THE SEAVIEW BEACH SHACK AS THE SEAVIEW BEACH SHACK NEEDS TO OBTAIN AN OPERATING LICENSE FOR THE NOVEMBER 2012 TO APRIL 2013 OPERATING SEASON AS DISCLOSED IN THE FIFTH FULL PARAGRAPH ON PAGE 22. ADDITIONALLY, PLEASE REVISE THIS PARAGRAPH TO STATE WHETHER YOU HAVE ANY WRITTEN AGREEMENTS FOR ANY INVESTMENTS OR LOANS IN YOUR COMPANY BY OTHERS. IF SO, PLEASE FILE SUCH AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT.

     We have updated our disclosure throughout our revised registration statement to indicate that we disposed of our interest in the Seaview Beach Shack in January 2012 and to provide details of the disposition.

RISK FACTORS, PAGE 6

We have not received permission from Department of Tourism of State of Goa, page
6

9. PLEASE UPDATE THE LAST PARAGRAPH OF THIS RISK FACTOR AS YOU DID NOT SECURE PERMISSION FOR THE TOURIST SEASON WHICH BEGAN IN NOVEMBER 2011. PLEASE SIMILARLY UPDATE THE FIRST PARAGRAPH OF THE LAST FULL RISK FACTOR ON PAGE 7.

     We have updated the noted risk factors to indicate that we will be applying for an operating permit in 2012 rather than 2011.

Our management has no prior experience in the operating of a beach shack, page 9

10. PLEASE REVISE THIS RISK FACTOR AS APPROPRIATE AS IT APPEARS FROM YOUR RESPONSE TO OUR PRIOR COMMENT 9 AND YOUR DISCLOSURE IN THE SECOND TO LAST PARAGRAPH ON PAGE 21, THE FIFTH FULL PARAGRAPH ON PAGE 23 AND THE SIXTH FULL PARAGRAPH ON PAGE 25 THAT MS. FERNANDES HAS SOME EXPERIENCE OPERATING A BEACH SHACK. PLEASE REVISE SIMILAR DISCLOSURE IN THE LAST SENTENCE OF THE CARRYOVER PARAGRAPH BEGINNING ON THE BOTTOM OF PAGE 23.

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     We have revised the noted risk factor to state the following:

     "OUR MANAGEMENT HAS LIMITED PRIOR EXPERIENCE IN THE OPERATING A BEACH SHACK AND THEREFORE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE DEVELOPMENT OR GROWTH OF OUR COMPANY IN THIS FIELD. Our management has minimal experience in operating beach shacks. Although Ms. Fernandes has experience operating a guesthouse for tourists and has assisted with the operation of the Seaview beach shack in Goa during the fall and winter of 2011, this limited experience may cause us to make serious mistakes in the development or implementation of our business plan. Our management may be unable to develop or grow a business in this field due to its inexperience."

We may be exposed to potential risks resulting from new requirements, page 13

11.  PLEASE UPDATE THE FIRST PARAGRAPH OF THIS RISK FACTOR AS APPROPRIATE.

     We have updated our disclosure to indicate that we will be required to include in our annual report our assessment of the effectiveness of our internal control over financial reporting once this registration statement becomes effective and we commence filing financial reports with the Securities & Exchange Commission and have disclosed the additional risks relating to this requirement.

USE OF PROCEEDS, PAGE 14

12. WHILE WE NOTE YOUR DISCLOSURE IN THIS SECTION AND SIMILAR DISCLOSURE ELSEWHERE IN THE PROSPECTUS, IT APPEARS TO CONFLICT WITH THE DISCLOSURE IN THE SECOND FULL PARAGRAPH ON PAGE 33 THAT YOU HAVE INCURRED PROFESSIONAL FEES OF $11,800 AND GENERAL AND ADMINISTRATIVE EXPENSES OF $1,189 FROM INCEPTION TO AUGUST 31, 2011. PLEASE REVISE YOUR USE OF PROCEEDS SECTION AND ANY OTHER APPLICABLE SECTIONS IN WHICH YOU SET OUT YOUR PLAN FOR UTILIZING YOUR CASH ON HAND AND PROCEEDS FROM THIS OFFERING FOR YOUR ANTICIPATED EXPENSES GIVEN THAT YOU APPEAR TO INCURRED ALMOST $12,000 IN OFFERING EXPENSES AND HAVE INCURRED MORE THAN $611 IN OFFICE AND ADMINISTRATIVE EXPENSES AS OF AUGUST 31, 2011. PLEASE ALSO ADVISE AS TO HOW YOU CURRENTLY HAVE CASH ON HAND OF $10,911 GIVEN YOUR PROFESSIONAL FEES OF $11,800 AND YOUR GENERAL AND ADMINISTRATIVE EXPENSES OF $1,189 AS OF AUGUST 31, 2011.

     The Use of Proceeds section details the expected use of our remaining cash on hand and the proceeds of the offering. The offering expenses and office and administrative expenses disclosed on page 33 were paid from cash we received from our president's share subscription and will not be paid from the offering proceeds.

     At August 31, 2011, our cash, professional fees, and general and administrative expenses incurred to that date reconcile since those amounts include outstanding accounts payable and accrued liabilities that were unpaid at August 31, 2011. A breakdown of these amounts is as follows:

                                       4
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     Proceeds from president's share subscription:                  $19,000
     Less cash balance at August 31, 2011:                          $10,911
                                                                    -------

     Cash payments made:                                            $ 8,089
                                                                    =======


     Professional fees to August 31, 2011:                          $11,800
     Office and Admin. expenses to August 31, 2011:                 $ 1,189
     Less cash payments made (see above):                           $ 8,089
                                                                    -------

     Remaining liabilities:                                         $ 4,900
                                                                    =======

     The remaining liabilities amount corresponds with the accounts payable and accrued liabilities amount outstanding on the August 31, 2011 balance sheet.

     We have updated our disclosure to November 30, 2011 and included those financial statements in our amended registration statement.

DESCRIPTION OF OUR BUSINESS, PAGE 21

13. WHILE WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 14, WE NOTE DISCLOSURE THROUGHOUT THE FILING THAT YOU INTEND TO ATTEMPT TO ACQUIRE INTERESTS IN EXISTING BEACH SHACKS AND, AS A RESULT, REISSUE OUR COMMENT IN PART. PLEASE PROVIDE A DETAILED LEGAL ANALYSIS AS TO WHY YOU BELIEVE THAT YOU ARE NOT AN INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940. PLEASE SPECIFICALLY DISCUSS THE APPLICABILITY OF ANY RELEVANT EXEMPTIONS UNDER
     SECTION 3 OF THE ACT.

     Our acquisition of a 10% interest in the Seaview beach shack was for the purpose of our president gaining experience in the operation and management of a beach shack. In January 2012, we sold our interest in this establishment and intend to concentrate our operations solely on owning and operating newly founded beach shacks through the Goa permitting process. We have updated our disclosure throughout the registration statement to indicate this.

BEACH SHACK APPLICATION AND LICENSE, PAGE 23

14. PLEASE REVISE THE SECOND PARAGRAPH OF THIS SECTION TO DISCLOSE, IF KNOWN, HOW MANY PERMITS WERE GRANTED FOR THE 2010 TO 2011 TOURIST SEASON AND THE 2011 TO 2012 TOURIST SEASON.

     We are not aware of the number of permits that were granted for the 2010 to 2011 season, or for the 2011 to 2012 season.

MANAGEMENT, PAGE 28

BIOGRAPHICAL INFORMATION, PAGE 28

15. PLEASE DISCUSS THE SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS OF YOUR DIRECTORS THAT LED TO THE CONCLUSION THAT SUCH DIRECTOR SHOULD SERVE AS A DIRECTOR. REFER TO ITEM 401(E)(1) OF REGULATION S-K.

     We have added the following disclosure to Ms. Fernandes's biographical information in order to comply with Item 401(e)(1) of Regulation S-K:

     "The specific experience, qualifications, attributes, and skills that led to the conclusion that Ms. Fernandes serve as our director were: her business experience in the tourism industry in the Goa region consisting of operating and managing a private guest house and providing related services, as well as a management trainee at the Seaview beach shack from November 2011 to January 2012; her ability to read and speak English, Hindi, and Konkani fluently; and her knowledge of tourism business operations, regulations, and relationships with government officials based on her prior business experience."

16. PLEASE REVISE THIS SECTION AND THE INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS SECTION ON PAGE 30 TO PROVIDE THIS INFORMATION AS OF THE LAST TEN YEARS FOR YOUR DIRECTORS AND EXECUTIVE OFFICERS. REFER TO ITEM 401(F) OF REGULATION S-K.

     We have revised this section to provide the information for the last ten years rather than the last five years.

EXECUTIVE COMPENSATION, PAGE 30

17. WE NOTE YOUR DISCLOSURE IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH OF THIS SECTION THAT MS. FERNANDES WILL RECEIVE COMPENSATION FROM THE COMPANY. PLEASE REVISE THIS SECTION TO CLARIFY WHEN MS. FERNANDES WILL RECEIVE COMPENSATION FROM THE COMPANY AND THE ANTICIPATED AMOUNT OF SUCH COMPENSATION, IF PRACTICABLE.

     We have added the following disclosure in this section, which is consist with the management compensation disclosure in our Risk Factors section:

     "However, we anticipate that Ms. Fernandes will receive compensation from the Company once cash flow that we generate from operations significantly exceeds our total expenses. We expect that the compensation that we will pay to Ms. Fernandes will not exceed $5,000 per month."

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
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31

18. WE NOTE YOUR DISCLOSURE IN THE NOTES TO YOUR FINANCIAL STATEMENTS THAT YOU HAVE A RELATED PARTY ADVANCE PAYABLE OF $446. PLEASE REVISE THIS SECTION TO INCLUDE SUCH RELATED PARTY TRANSACTION OR ADVISE. REFER TO ITEM 404 OF REGULATION S-K.

     We have revised this section to include the details of the related party transactions described in the notes to our financial statements.

19. WE NOTE YOUR DISCLOSURE IN THE THIRD PARAGRAPH OF THIS SECTION THAT YOUR BUSINESS PLAN CONTEMPLATES MS. FERNANDES RECEIVING A MONTHLY FEE FOR MANAGEMENT SERVICES SHE WILL PROVIDED TO YOUR COMPANY. PLEASE REVISE THIS SECTION TO DISCLOSE THE AMOUNT OF THE MANAGEMENT FEE ANTICIPATED TO BE PAID TO MS. FERNANDES FOR MANAGEMENT SERVICES. We have disclosed that we expect that the compensation that we will pay to Ms. Fernandes will not exceed $5,000 per month

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 31

20. PLEASE REVISE THIS SECTION TO PROVIDE THE INFORMATION AS OF A MORE RECENT DATE THAN MAY 19, 2010.

     We have updated the disclosure to the date of our amended filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PAGE 32

PLAN OF OPERATION, PAGE 33

21. WE NOTE YOUR DISCLOSURE REGARDING POTENTIALLY OPENING ADDITIONAL SHACKS IN 2013. PLEASE BALANCE YOUR DISCLOSURE TO INDICATE THAT THERE IS NO GUARANTEE THAT YOU WILL BE ABLE TO OPEN ADDITIONAL SHACKS.

     We have added the following disclosure:

     "Our ability to expand will depend on the success of our first beach shack and our ability to obtain permits and generate or raise funding for expansion. Due to these potential impediments, there is no guarantee that we will be successful in establishing and operating additional beach shacks."

FINANCIAL STATEMENTS, PAGE F-1

22. THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH RULE 3-12 OF REGULATION S-X AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     We have included financial statements for the interim period ended November 30, 2012 with our amended registration statement.

BACK COVER PAGE

23. WE NOTE YOUR DISCLOSURE IN THE SECOND PARAGRAPH REGARDING DOCUMENTS INCORPORATED BY REFERENCE. PLEASE ADVISE AS TO WHAT DOCUMENTS ARE INCORPORATED BY REFERENCE INTO YOUR FILING OR DELETE THIS LANGUAGE.

     We have removed the disclosure regarding documents incorporated by reference.

PART II

ITEM 17. UNDERTAKINGS, PAGE II-3

24. PLEASE REVISE PARAGRAPH 5 OF THIS SECTION SO THAT IT INCLUDES ALL OF THE LANGUAGE SET FORTH IN ITEM 512(A)(5)(II) OF REGULATION S-K.

     We have revised paragraph 5 to include all of the language set forth in
     Item 512(a)(5)(ii) of Regulation S-K.

EXHIBIT 23.1

25. PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT PUBLIC ACCOUNTANT IN THE AMENDMENT.

     We have filed a currently dated consent from the independent public accountant as an exhibit to our amended registration statement.

EXHIBIT 99.1

26. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 18 AND REISSUE OUR COMMENT IN PART. PLEASE DELETE SECTION 2.D. OF THE SUBSCRIPTION AGREEMENT AS IT IS INAPPROPRIATE FOR A PUBLIC OFFERING OF SECURITIES.

     We have filed a revised subscription agreement as an exhibit to our amended registration statement with the noted section removed.

Yours truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
--------------------------------
Maria Fernandes
President

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